May 17, 2007

Via Edgar Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Panda Ethanol, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed April 13, 2007

File No. 333-139911

Form 10-K for the year ended December 31, 2006

Filed April 2, 2007

File No. 000-50282

Ladies and Gentlemen:

On behalf of Panda Ethanol, Inc. (the “Company”), please find enclosed Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-3 (the “Registration Statement”).

The changes to the Registration Statement reflect revisions made in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter to us dated May 1, 2007 (the “Comment Letter”) and certain other updating or corrective changes. For your convenience, we have restated the Staff’s comments below, together with the Company’s response to each respective comment.

We will overnight three clean and three marked courtesy copies of Amendment No. 2, marked to show changes from the previous filing, to Mr. Matt Franker. The page number references that appear in this letter relate to the version of Amendment No. 2 filed with the Commission via EDGAR.

General

1.	We note your response to comment 4 of our letter dated February 6, 2007. Please revise your cover page and throughout your registration statement to further clarify that this transaction relates to the “resale” of outstanding shares of common stock, rather than the “offer and resale” of such shares.

RESPONSE: The Company has revised the Registration Statement in response to the Staff’s comment (see cover page, page i, pages 2, 8 and 12 and page 1 of Exhibit 5.1).

2.	We note your response to comment 5 of our letter dated February 6, 2007. Please revise your Form S-3 to disclose the facilities you are referring to when using the phrase “among others.” In addition, we could not locate disclosure of the estimated costs of your plants in Muleshoe, Texas and Lincoln County, Nebraska. Please revise to provide the disclosure requested by prior comment 5.

RESPONSE: The Company has revised the Registration Statement to delete the words “among others” from its list of additional ethanol projects in the “Summary” section of the Registration Statement (see page 1). It is currently too early in the development process to provide estimated costs of the plants in Muleshoe, Texas and Lincoln County, Nebraska. The Company has revised the Registration Statement to add a statement that information on the estimated costs of the Sherman County, Texas, Muleshoe, Texas and Lincoln County, Nebraska facilities will not be available until these facilities are further along in the development process (see page 1).

Risk Factors, page 6

3.	Please specifically incorporate the risk factors in your Form 10-K.

RESPONSE: The Company has revised the Registration Statement to incorporate the risk factors in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which update and restate those set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (see page 6).

Selling Stockholders, page 8

4.	We note the revised disclosures in notes 10, 11 and 19 to the selling stockholders table. Please revise these footnotes to disclose the names of the individuals who exercise voting and investment control over the shares being registered for resale.

RESPONSE: The Company has revised footnotes 10 and 19 to the selling stockholders table in response to the Staff’s comment (see pages 10 and 11). The Company has revised footnote 11 to clarify that Morgan Stanley, which holds voting and investment control over the securities held by Frontpoint Energy Horizons Fund, L.P. and Frontpoint Utility and Energy Fund, L.P., is a registered investment advisor.

Part II

Undertakings, page II-2

5.	Please delete the undertaking in paragraph (a)(5), as it is inapplicable to a registration statement registering the resale of outstanding securities.

RESPONSE: The Company has revised the Registration Statement in response to the Staff’s comment (see page II-3).

Form 10-KS for the year ended December 31, 2006

Executive Compensation, page 51

Compensation Discussion and Analysis

6.	Please disclose the basis and performance measurements utilized for the bonus payments made to the named executive officers in 2006.

RESPONSE: The Company has revised its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 in response to the Staff’s comment (see page 4 of Amendment No. 1 on Form 10-K/A to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on May 17, 2007).

7.	Please provide the table required by Item 402(d) of Regulation S-K.

RESPONSE: The Company has revised its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 to clarify that the Company did not grant any options to its named executive officers during 2006 (see page 6 of Amendment No. 1 on Form 10-K/A to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on May 17, 2007).

Controls and Procedures, page 46

8.	We note your disclosures regarding the effectiveness of your disclosure controls and procedures do not comply with the definitions set forth in Exchange Act Rule 13a-15(e). Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective at the reasonable assurance level for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures and that our disclosure controls and procedures were effective at the reasonable assurance level to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported as and when required. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective at the reasonable assurance level, whichever the case may be, without defining them.

RESPONSE: The Company confirms in Annex A hereto that its Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level. The Company also notes the Staff’s comment and will revise future filings in accordance therewith.

Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact me at the number below.

Very truly yours,

/s/ Thomas H. Yang

Thomas H. Yang

Direct Phone Number: (214) 651-5545

Direct Fax Number: (214) 200-0641

thomas.yang@haynesboone.com

ANNEX A

CONFIRMATION

Panda Ethanol, Inc. (the “Company”) hereby confirms that its Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level for the purpose of ensuring that material information required to be in the Annual Report on Form 10-K for the year ended December 31, 2006 is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures and that the Company’s disclosure controls and procedures were effective at the reasonable assurance level to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported as and when required.

Panda Ethanol, Inc.

By:	/s/ L. Stephen Rizzieri
L. Stephen Rizzieri Chief Legal Officer, General Counsel and Secretary